United States securities and exchange commission logo





                               December 13, 2023

       Guillermo Trias
       Chief Executive Officer/President of the Sponsor
       Tidal Commodities Trust I
       c/o Toroso Investments, LLC
       234 West Florida Street, Suite 203
       Milwaukee, WI 53204

                                                        Re: Tidal Commodities
Trust I
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted November
14, 2023
                                                            CIK No. 0001985840

       Dear Guillermo Trias:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       General

   1. Please revise to describe the AML and KYC procedures conducted by the Fund and any applicable service
providers.
   2. To the extent that you intend to use an updated fact sheet, please provide a copy for our review.
   3. Please provide us with an update on the status of any review being conducted by the NFA and provide us with
copies of any comments issued and your responses to those
                                                        comments. Please also
tell us whether there are any limitations, conditions or other restrictions on your
activities as a commodity pool as it relates to your intentions to hold a mix of bitcoin and
bitcoin futures.
 Guillermo Trias
FirstName LastNameGuillermo Trias
Tidal Commodities  Trust I
Comapany13,
December  NameTidal
              2023 Commodities Trust I
December
Page 2    13, 2023 Page 2
FirstName LastName
Prospectus Summary, page 1

4. Please revise to disclose here whether the Fund is a passive or active investment vehicle.
         Please also disclose, if true, that the Fund, the Sponsor and the service providers will not loan or pledge the Fund's assets, nor will the Fund's assets serve as collateral for any loan or similar arrangement.
5. Please revise your disclosure here to provide quantitative information that demonstrates the volatility of the price of bitcoin and Bitcoin Futures Contracts.
6. Please revise your disclosure here to address the risks associated with the competition you will face in launching and sustaining your product, including the risk that your timing in reaching the market and your fee structure relative to other bitcoin-related ETPs could have a detrimental effect on the scale and sustainability of your product.
7. Please revise to disclose here to provide quantitative information that summarizes the historical range between the NAV per share and price of Shares in the secondary market.
         Similarly, please revise to provide quantitative information that summarizes the historical range between the Benchmark and the NAV of the Fund.
The Benchmark Methodology, page 2

8. We note your disclosure on page 2 that the CIOC approves any material changes to the methodology and reviews the Benchmark methodology at least on an annual basis. Please revise to disclose whether Shareholders will be notified of any material changes to the
         Benchmark, and, if so, how. In addition, please identify the Core Exchanges of the
         Benchmark here. In this regard, we note that you identify the Constituent Exchanges of the CF Bitcoin Reference Rate on page 4 but do not identify the Benchmark Core
         Exchanges.
Bitcoin Future Contracts, page 3

9. We note your disclosure on page 3 that you will invest in bitcoin, BTC Contracts and
         MBT Contracts "to the extent necessary" to achieve exposure to the bitcoin futures market. Please clarify here what you mean by "to the extent necessary." In addition, please clarify what you mean by your statement that there is a December CME Bitcoin
         Futures Contract "if there is only one contract expiring in December at that point in time."
The Fund's Investment Strategies, page 4

10. Please revise to disclose the number of BTC Contracts, MBT Contracts, bitcoin, cash and cash equivalents that you hold as of the most recent practicable date, and revise to describe your policies regarding (i) how you determine the percentage of Bitcoin Futures
         Contracts and the percentage of bitcoin held by the Fund, (ii) the amount of cash and cash equivalents held by the Fund and (iii) how often you engage in transactions to rebalance the percentage of Bitcoin Futures Contracts and bitcoin held. Guillermo Trias
FirstName LastNameGuillermo Trias
Tidal Commodities  Trust I
Comapany13,
December  NameTidal
              2023 Commodities Trust I
December
Page 3    13, 2023 Page 3
FirstName LastName
11. Please revise to disclose the CME dynamic price fluctuation limits for Bitcoin Future
         Contracts, and discuss how frequently such limits have historically been imposed. In addition, we note your disclosure on page 6 that "[i]f the CME halted trading in Bitcoin
         Futures Contracts for other reasons, including if trading were halted for an entire trading day or several trading days, the Fund would value its Bitcoin Futures Contracts by using the settlement price that the CME publishes." Please describe the price that the CME would publish if the trading of Bitcoin Futures Contracts is halted. The Fund's Investments in Bitcoin, page 7

12. Please revise to describe the "Investment Restrictions on Spot Bitcoin" and disclose your
         Spot Bitcoin Limits, including quantification in dollars of those limits in recent periods in order to provide context around how those limits may impact the composition of your assets. In addition, please revise to summarize here and describe in greater detail on page
         53 the mechanics of how you purchase and sell bitcoin and Bitcoin Futures Contracts in EFP transactions, including (i) whether you sell and purchase first to expire or second to expire BTC Contracts and/or MBT Contracts, (ii) whether you use the CME's daily settlement prices from the prior day as the reference price for the Bitcoin Futures
         Contracts sold or purchased in the EFP transactions, and, if not, how and when you calculate the reference price of the Bitcoin Futures Contracts, (iii) how and when you calculate the reference price of the bitcoin sold or purchased in the EFP transactions, (iv)
         whether you use the Direct Request for Quote available in the CME Direct, (v) the mechanics of how the bitcoin is transferred in connection with the EFP transactions and
         (vi) how the CME ensures that the EFP transactions are executed at "commercially reasonable prices," including a description of what is deemed to be a commercially reasonable price. In this regard, we note your disclosure that you use the FBSP as the reference price for the bitcoin and the settlement price as the reference for the Futures
         Contracts and that all purchases or sales of bitcoin are settled on-chain.
13. Please describe how the Investment Restrictions on Spot Bitcoin mitigate the risk of manipulation of the Shares of the Fund and the bitcoin spot market, and clarify how a change of the SEC's view of the CME Bitcoin Futures market as a regulated market of significant size, the NAV of the Fund and the prevailing trading conditions on the Core
         Exchanges of the Benchmark impact the Investment Restrictions on Spot Bitcoin.
14. We note your reference here to executing bitcoin transactions in a "regulated environment." Please revise to clarify, if true, that these transactions do not take place on a regulated exchange, and balance your disclosure by describing the relevant risks involved.
The Offering, page 12

15. Your disclosure on page 13 that "[t]he Sponsor determines the value of the spot bitcoin held by the Fund based on a methodology that is entirely derived from the settlement prices of Bitcoin Futures Contracts on the CME and that [the Sponsor]
 Guillermo Trias
Tidal Commodities Trust I
December 13, 2023
Page 4
         considers all available facts and all available information on the valuation date" is inconsistent with your disclosure regarding the Benchmark methodology. Please revise for clarity here so that investors understand how the spot bitcoin holdings and Bitcoin
         Futures Holdings of the Fund are calculated for the purpose of determining the NAV and the NAV per Share of the Fund in connection with creations and redemptions.
16. Please revise to disclose whether any of the expenses paid by the Sponsor are capped. In addition, your disclosure on page 13 that the "[g]eneral expenses of the Trust will be allocated among the Fund and any future series of the Trust as determined by the Sponsor in its discretion" and your disclosure on page 37 that the Sponsor has the authority to
         "allocate expenses to and between the funds of the Trust" is inconsistent with your disclosure on page 12 that "[t]he Trust has been formed and will be operated with the goal that the Fund and any other series of the Trust will be liable only for obligations of such series, and a series will not be responsible for or affected by any liabilities or losses of or claims against any other series." Please revise for clarity and consistency.
17. Please expand your summary of the Bitcoin Custodian to disclose the proportion of private keys that will be held in hot or cold storage, whether the assets stored by the
         Bitcoin Custodian will be commingled with assets of other customers and whether and to what extent the Custodian carries insurance for any losses of the Fund's custodied bitcoin.
What are the Risk Factors Involved with an Investment in the Fund
Risks Related to Bitcoin and the Bitcoin Network, page 15

18. Please add risk factors addressing front-running and wash trading in the spot bitcoin markets.
"Forks" in the Bitcoin Network could have adverse effects, page 16

19. Please revise to disclose the Fund's policies related to forks and air drops, the terms of the
         Bitcoin Custodian's agreement that address forks and airdrops and whether the Sponsor has provided any instructions to the Bitcoin Custodian regarding forks and air drops.
Rewards for mining bitcoin are designed to decline over time, page 17

20. Please expand this risk factor to describe the halving of bitcoin mining rewards, including the timing of the halving events and quantitative information related to the historical, current and future size of the bitcoin mining rewards.
Environmental risks from Bitcoin mining, page 21

21. Please expand this risk factor to address the reasons why bitcoin mining may implicate
FirstName LastNameGuillermo Trias
       different risks than other crypto asset mining such as the differences in proof-of-work and
Comapany    NameTidaland
       proof-of-stake,   Commodities
                            discuss theTrust I
                                        regulations that U.S. states and
foreign jurisdictions have
       passed
December   13, or are Page
               2023   currently
                           4 considering that impact crypto asset mining.
FirstName LastName
 Guillermo Trias
FirstName LastNameGuillermo Trias
Tidal Commodities  Trust I
Comapany13,
December  NameTidal
              2023 Commodities Trust I
December
Page 5    13, 2023 Page 5
FirstName LastName
Risks Related to Lack of Liquidity
Authorized Purchasers' buying and selling activity, page 25

22. Your disclosure that Authorized Purchasers will purchase bitcoin in connection with creation orders and sell bitcoin in connection with redemption orders is inconsistent with your disclosure on page 32 and throughout that purchases and redemptions will be transacted in cash rather than in-kind. Similarly, in the second to last risk factor on page
         32 you reference the Authorized Purchasers' ability to purchase and sell bitcoin in an efficient manner to effectuate creation and redemption orders and in the last risk factor on page 32 you state that Shares surrendered by Authorized Purchasers are redeemable in exchange for the underlying amount of bitcoin. Please revise as necessary.
Arbitrage transactions intended to keep the price of Shares, page 26

23. Please expand this risk factor to provide examples of "unanticipated difficulties" in creations and redemptions.
Regulatory Risk, page 27

24. Please add risk factors and expand the risk factors in this subsection to identify and discuss material legislation or regulation, including pending legislation or regulation, related to bitcoin, the bitcoin market, crypto assets and the crypto asset markets in the U.S.
         and in foreign jurisdictions.
There are technical and fundamental risks inherent in the trading system, page
30

25. Please revise to clarify the risks that this risk factor is addressing by explaining what you mean by "other investment fund complex" and why the Sponsor's discontinuation in activities related to "other investment fund complex" could adversely affect the Fund, clarify what you mean by the quantitative models upon which the Sponsor's trading systems are based and clarify the types of trading decisions you are addressing in this risk factor.
The Fund could terminate at any time and cause liquidation, page 31

26. We note your disclosure on page 31 that "[i]f the Sponsor and the Fund are unable to raise sufficient funds so that the expenses are reasonable in relation to the Fund's NAV, the
         Fund may be forced to terminate, and investors may lose all or part of their investment."
         Please revise to quantify or otherwise describe what "reasonable in relation to the Fund's
         NAV" means. In addition, we note your disclosure on page 36 that "[t]o the extent that the Fund does not grow to or maintain a viable size, it may be liquidated, and the expenses, timing and tax consequences of such liquidation may not be favorable to some
         Shareholders." Please revise to quantify or otherwise describe what a "viable size" means.
 Guillermo Trias
FirstName LastNameGuillermo Trias
Tidal Commodities  Trust I
Comapany13,
December  NameTidal
              2023 Commodities Trust I
December
Page 6    13, 2023 Page 6
FirstName LastName
Fund assets may be depleted if investment performance does not exceed fees, page 32

27.      We note your disclosure on page 32 that "[i]n addition to certain fees
paid to the Fund   s
         service providers, the Fund pays the Sponsor a fee of 0.94% of assets under management per annum, regardless of Fund performance." Please identify the fees paid to the Fund's service providers that are not paid by the Sponsor out of the Management Fee.
If a minimum number of Shares is outstanding, market makers may be less willing, page 33

28. Please revise this risk factor to disclose whether you have in the past halted redemptions due to the number of Shares outstanding. In this regard, we note that, according to your website, on November 15, 2023, you had 50,000 Shares outstanding. Potential Conflicts of Interest
The Sponsor's principals, officers or employees may trade bitcoin, page 37

29. Please expand this risk factor to include affiliates of the Sponsor, and disclose here that the Administrator is an affiliate of the Sponsor.
Operation of the Fund, page 49

30.      Please revise to reconcile your disclosure here that the Fund expects
that the Fund   s assets
         will be used to invest in Bitcoin Futures Contracts and cash and cash equivalents with the disclosure throughout the prospectus that the Fund also intends to use its assets to invest in bitcoin.
The Offering
The Fund's Investments in Spot Bitcoin
Custody of Bitcoin, page 54

31.      Please revise to describe the material terms of the Fund's agreement with the
         Bitcoin Custodian, including the term and a detailed description of the termination provisions that includes quantitative information regarding the "applicable notice" to the
         Fund and to the Sponsor in connection with the Bitcoin Custodian's decision to terminate the BitGo Agreement for cause, the "applicable notice" to the Bitcoin Custodian should the Sponsor choose to terminate the agreement and the termination fee that the Sponsor must pay in connection with terminating the agreement prior to its term. In addition, please disclose (i) the percentage of the Trust's private keys held in cold storage, (ii) the geographic location of where the Fund's assets will be stored, (iii) the degree to which the insurance policy protects the Fund's assets held by the Bitcoin Custodian so that investors understand both whether the insurance only covers the theft of assets directly related to the Bitcoin Custodian's custody of the private keys and how the coverage would be distributed among impacted Bitcoin Custodian clients, (iv) the Bitcoin Custodian's policies related to Incidental Rights, (iv) whether the Sponsor has provided instructions to the Bitcoin Custodian regarding airdrops or forks, (v) whether the counterparties in the
 Guillermo Trias
FirstName LastNameGuillermo Trias
Tidal Commodities  Trust I
Comapany13,
December  NameTidal
              2023 Commodities Trust I
December
Page 7    13, 2023 Page 7
FirstName LastName
         EFP transactions transfer the bitcoin to the Bitcoin Custodian and
(vi) whether the Bitcoin
         Custodian in the EFP transactions transfers the bitcoin to the counterparties. Also, we note your disclosure that clients may purchase additional insurance coverage in their own name through the BitGo underwriter. Please revise to disclose whether the Fund has done so, and, if so, the amount of coverage this provides.
32. Please add a section that describes the agreement and material terms of the custody agreement with the Custodian.
Other Trading Policies of the Fund
Exchange for Related Position, page 58

33. Please expand this section to describe the Fund's policies related to when it would engage in EFRP transactions in connection with the creation and redemption of Shares.
The Fund's Investments in Cash and Cash Equivalents, page 58

34.      You state that most of the Fund   s investments are in cash and cash
equivalents that
         support the Fund   s positions in bitcoin and Bitcoin Futures
Contracts. Please revise to
         clarify how the Fund's investments in cash and cash equivalents support the Fund's positions in spot bitcoin.
The Benchmark
Benchmark Calculation, page 59

35. Please revise your disclosure to discuss the CIOC, including a brief discussion of how and when the methodology is reviewed for purposes of considering whether to modify the methodology or the list of Core Exchanges. Also include a brief description of each Core
         Exchange, including where it is located and how it is licensed and regulated. In addition, please revise to disclose the minimum trading volume necessary to qualify as a Core
         Exchange. Further, please revise to include a discussion of the Benchmark's contingency measures in the event of the absence of or insufficient inputs.
36. Please revise to disclose how the real-time NQBTC is calculated and where it is published. Similarly, please disclose when and where the NQBTCS is published.
The Fund's Service Providers
Support Agreement, page 64

37. Please revise to disclose the term and termination provisions of the Support Agreement, and please revise to disclose the Prior Sponsor's obligations pursuant to the Support
         Agreement.
Contractual Fees and Compensation Arrangements with the Sponsor and Third-Party Service
Providers, page 67

38. Please revise this table to include the fees and compensation arrangements with all of the
 Guillermo Trias
FirstName LastNameGuillermo Trias
Tidal Commodities  Trust I
Comapany13,
December  NameTidal
              2023 Commodities Trust I
December
Page 8    13, 2023 Page 8
FirstName LastName
         Service Providers or include footnotes to the table to indicate which Service Provider fees are not included in the table.
Other Non-Contractual Payments by the Fund, page 67

39. Please revise this section to disclose whether the Sponsor pays any expenses related to the
         EFP transactions for the sale and purchase of spot bitcoin, including any bitcoin transaction fees for on-chain transfers of bitcoin. In addition, we note that the Authorized
         Purchasers pay a $300 fee for each creation and redemption order. Please revise to disclose whether these fees may be used by the Fund to cover expenses related to the creations and redemptions.
Calculating NAV, page 70

40. We acknowledge your response to prior comment 7 and the related changes to your disclosure. Please note we are continuing to evaluate your response. In the interim, please address the following with respect to your valuation of bitcoin for financial statement purposes:
             Provide us with your revised financial statement accounting policy for determining the fair value of bitcoin in accordance with ASC Topic 820;
             Tell us, and revise your disclosure to clearly state, whether you believe the methodology used to calculate the Fund's bitcoin holdings is consistent with U.S.
              GAAP;
             As the trust is expected to primarily transact with the bitcoin markets through the
              Authorized Participant, confirm for us that your determination of the principal market will be from the perspective of the Authorized Participant;
             Tell us if you and/or your Authorized Participant plan to transact in multiple markets. If so, please ensure that your accounting policy reflects that fact and describes the types of markets in which you and/or your Authorized Participant expect to transact. In that regard, we note that ASC 820-10-35-36A includes definitions of four types of markets (e.g. brokered market, dealer market, exchange market, and principal to principal market);
             Confirm for us that your principal market will be one which you and/or your
              Authorized Participant will be able to access and clarify whether you anticipate your principal market to be one in which you and/or your Authorized Participant will normally transact. Refer to ASC Topics 820-10-35-6A and 820-10-35-5A, respectively; and
             Tell us how the third-party vendor will be involved in determining the fair value of bitcoin for financial statement purposes, including the determination of the principal market. In that regard, we note your disclosure that you will engage a third-party vendor to obtain a price from "a" principal market for bitcoin. Please confirm for us that you expect the third-party vendor to determine the principal market for the reporting entity, and not a principal market for bitcoin in general (as suggested by your disclosure). Reference is made to ASC Topic 820-10-35-6A which indicates the
 Guillermo Trias
FirstName LastNameGuillermo Trias
Tidal Commodities  Trust I
Comapany13,
December  NameTidal
              2023 Commodities Trust I
December
Page 9    13, 2023 Page 9
FirstName LastName
              principal market shall be considered from the perspective of the reporting entity.
41. We note your disclosure on page 52 states that the BRR is published at 4:00 p.m. London time but, on page 70, you disclose that the Sub-Administrator uses the settlement price reported by the CME between 14:59 and 15:00 CT and that the NAV for a particular day is released after 4:15 p.m. ET. Please revise here to disclose how the BRR calculated by the CME is used to calculate the value of the Bitcoin Futures and the spot bitcoin held by the fund in order to determine the NAV and the NAV per Share for the purposes of creations and redemptions. In addition, please revise to disclose the calculation used by the BRR, including how the data from the Constituent Exchanges is used and include a brief description of each Constituent Exchange, including how they are selected as a
         Constituent Exchange, the volume of each, the market share of each, the location of each and how each is licensed and regulated. In addition, please provide a brief description of the contingency provisions of the BRR methodology.
42. Please revise to disclose the methodology used to calculate the NAV of the Fund for purposes of creations and redemptions if the BRR is not published. In addition, please disclose how ICE Data Indices, LLC calculates the indicative fund value.
Creation and Redemption of Shares
Determination of Required Deposits, page 74

43. We note your disclosure on page 74 that "[t]he Sponsor determines, directly in its sole discretion or in consultation with the Custodian and the Sub-Administrator, the requirements for cash and/or cash equivalents, including the remaining maturities of the cash equivalents, which may be included in deposits to create baskets." Please revise to disclose the criteria that the Sponsor considers in regards to whether cash equivalents will be accepted as payment for Shares, including the maximum maturities of cash equivalents that the Sponsor will accept. Similarly, please disclose the criteria the Sponsor considers in regards to whether cash equivalents will be used in connection with redemptions. In addition, we note your disclosure that "[i]f cash equivalents are to be included in a
         Creation Basket Deposit for orders placed on a given business day, the Sub-Administrator will publish an estimate of the Creation Basket Deposit requirements at the beginning of such day." Please tell us why the Sub-Administrator only provides an estimate of the
         Creation Basket Deposit if the Sponsor has determined that it will accept cash equivalents as payment for Shares.
44. Please disclose the policies related to purchasing Bitcoin Futures Contracts after receiving cash or cash equivalents in connection with creations, including whether the amounts due to the Sponsor for the Management Fee and other Fund expenses are taken into consideration when determining the number of Bitcoin Future Contracts that may be purchased after receiving cash or cash equivalents for creations. Similarly, disclose the policies related to selling Bitcoin Futures Contracts or bitcoin in connection with redemptions.
 Guillermo Trias
Tidal Commodities Trust I
December 13, 2023
Page 10
45. Please revise to add disclosure clarifying whether the Authorized Participants bear the risk of price movements of the underlying assets of the Shares with respect to cash creations and redemptions.
46. Please revise to disclose the impact of the use of cash creations and redemptions on the efficiency of the arbitrage mechanism and how this compares to the use of in-kind creations and redemptions.
Suspension and Rejection of Purchase Orders, page 74

47. Please revise to provide a description of what is deemed to be an emergency affecting the handling of cash equivalents such that the Sponsor may choose to suspend the purchase order to delay its settlement, and please disclose what is deemed to be an emergency such that the delivery, disposal or evaluation of cash equivalents in not reasonably practicable in connection with redemption orders. In addition, revise to disclose whether and how you will notify Shareholders if the Trust has suspended creations and redemptions, and describe the potential impact of suspending creations and redemptions. Use of Proceeds, page 77

48. Please revise to provide a materially complete description of the mechanics of purchasing and selling spot bitcoin for the Fund. Please describe, for example, which party will enter into EFP transactions on behalf of the Fund, whether the Fund has identified any private counterparties with which it intends to trade, whether there is a risk that the Fund will be able to negotiate transactions in sufficient quantities to meet its investment objective and whether the Fund expects to enter into EFP transactions whenever there is a creation or redemption order. Please also explain what you mean by the statement that the physical leg of the transaction will be settled bilaterally, including a description of how the bitcoin will be transferred from the EFP counterparty to the Bitcoin Custodian, and vice versa.
The Sponsor Has Conflicts of Interest, page 80

49. Please revise to disclose whether there is a code of conduct or other requirements for pre-
         clearance of bitcoin-related transactions that apply to the Sponsor's affiliates.
Information You Should Know, page 100

50. Please revise to include the following for the Hashdex Bitcoin Futures ETF, a series of the
       Teucrium Commodity Trust, or tell us why you are not required to provide the information:
           Management's discussion and analysis of financial condition and results of operations
FirstName LastNameGuillermo
           (refer to Item 303 of Trias
                                 Regulation S-K); and
Comapany   NameTidal Commodities
           Quantitative                  Trust
                         and qualitative     I
                                         disclosures about market risk (refer
to Item 305 of
           Regulation
December 13,   2023 PageS-K).
                           10
FirstName LastName
 Guillermo Trias
FirstName LastNameGuillermo Trias
Tidal Commodities Trust I
Comapany13,
December  NameTidal
              2023 Commodities Trust I
December
Page 11 13, 2023 Page 11
FirstName LastName
Hashdex Bitcoin Futures ETF, a series of the Tidal Commodities Trust I Financial Statements, page F-1

51. We note that you have provided an audited balance sheet for Hashdex Bitcoin Futures
         ETF, a series of Tidal Commodities Trust I, the sole fund as of October 24, 2023. Please note that audited financial statements must also be provided for the registrant, Tidal
         Commodities Trust I. Refer to Question 104.01 of the Compliance and Disclosure
         Interpretations for Securities Act Sections.
52. We note that you included placeholders in the filing for the audit reports of Hashdex
         Bitcoin Futures ETF, a series of the Tidal Commodities Trust I, and Hashdex Bitcoin
         Futures ETF, a series of the Teucrium Commodity Trust. In your next amendment, please include those audit reports if they are available.
Note 1. Organization and Significant Accounting Policies, page F-3

53. Please include accounting policies for creations and redemptions and calculating the net asset value.
Hashdex Bitcoin Futures ETF, a series of the Teucrium Commodity Trust Financial Statements, page F-6

54. On pages F-7 through F-12 you refer to the Predecessor Fund. Please revise to include the name of the entity.
       Please contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie at 202-551-3469 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Crypto
Assets